P.O. Box 784		Phone: 573-624-6614
Dexter, Missouri 63841	Email:	cash.gill@gillgroup.com

October 1, 2013

Tanya Christensen

WNC & Associates

17782 Sky Park Circle

Irvine, California 92614

RE:  Colonial Village, Roseville, California

Dear Ms. Christensen:

Please let this letter serve as an addendum to the original report that was completed as of October 23, 2012. As per the scope of this assignment the appraiser was to analyze financial data from the original assignment which included 2010, 2011 and 2012 as well as year-to-date 2013 historical financial statements. In addition, market data regarding current capitalization rates were also analyzed resulting in a current market value, subject to restricted rents, of the subject property.

This letter is written with a value indication as of October 1, 2013. The value has been concluded under the extraordinary assumption that nothing has significantly changed physically at the property.

The appraiser researched current capitalization rates of sales comparables within the area as well as analyzed data from investor surveys. The sales comparables indicated a capitalization rate of 7.50 percent. The PwC Real Estate Investor Survey indicated an average capitalization rate of 5.61 percent. The RealtyRates.com Investor Survey indicated an average capitalization rate of 8.66 percent. The RealtyRates.com Market Survey indicated an average capitalization rate of 8.30 percent. The band of investment indicated a capitalization rate of 7.36 percent. The appraiser considered the comparable sales and the Band of Investment as they are also good indicators for determining a market capitalization rate. Therefore, after considering all factors, a blended capitalization rate of 7.50 percent was determined to be appropriate for the restricted value.

Capitalization Rate of 7.50% gives a value of

$194,374.00/7.50%	=	$2,591,653.00

Market Value, Subject to Restricted Rents	=	$2,590,000.00

Therefore, it is my opinion the market value, subject to restricted rents, of the subject property, as of October 1, 2013 is as follows:

TWO MILLION FIVE HUNDRED NINETY THOUSAND DOLLARS

$2,590,000.00

Additional market data supporting this analysis follows this letter. If you have any questions, please feel free to contact me.

Sincerely,

Samuel L. Gill
State Certified General
Real Estate Appraiser

Property: **Colonial Village - Roseville, California**

# of Rental Units: 56

# of Commercial Units: 0

Revenue and Expense Analysis
Historical and Pro Forma

% change compared to preceding year.

REVENUE - Annual	2010	PUPA	2011	PUPA	%	2012	PUPA	%	6 months 2013	6 months Annualized	PUPA	%	Projections	PUPA	%		REVENUE - Annual
Residential & Ancillary Income																	Residential & Ancillary Income
Annual Effective Gross Potential Rental Income	572,119	10,216	575,705	10,280	1%	577,840	10,319	0%	321,856	643,712	11,495	11%	574,716	10,263	-1%		Annual Gross Potential Rental Income
Annual Ancillary Income	11,753	210	13,172	235	12%	22,738	406	73%	8,292	16,584	296	-27%	15,000	268	-34%		Annual Ancillary Income
Annual Gross Potential Income	583,872	10,426	588,877	10,516	1%	600,578	10,725	2%	330,148	660,296	11,791	10%	589,716	10,531	-2%		Annual Gross Potential Income
Occupancy	Unknown	Unknown	Unknown	Unknown	0%	Unknown	Unknown	0%	99.00%	99.00%	118	0%	95.00%	527	0%		Occupancy
Effective Gross Income (EGI)	583,872	10,426	588,877	10,516	1%	600,578	10,725	2%	326,846	653,693	11,673	9%	560,230	10,004	-7%		Effective Gross Income (EGI)

ITEMIZED EXPENSES - Annual Estimate of Annual Expense	2010	PUPA	2011	PUPA	%	2012	PUPA	%	6 months 2013	6 months Annualized	PUPA	%	Projections	PUPA	%		ITEMIZED EXPENSES - Annual Estimate of Annual Expense
Administrative																	Administrative
Advertising	5,218	93	5,893	105	13%	6,085	109	3%	2,328	4,656	83	-23%	5,600	100	-8%		Advertising
Management Fee	40,992	732	41,664	744	2%	43,008	768	3%	21,840	43,680	780	2%	41,280	737	-4%	7.000%	Management Fee
Other (Specify)	72,777	1,300	85,682	1,530	18%	84,748	1,513	-1%	47,110	94,220	1,683	11%	85,120	1,520	0%		Other (Specify)
Total Administrative	**118,987**	2,125	**133,239**	2,379	12%	**133,841**	2,390	0%	**71,278**	**142,556**	2,546	7%	**132,000**	2,357	-1%		**Total Administrative**
Operating																	Operating
Elevator Maintenance Exp.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		Elevator Maintenance Exp.
Fuel - Heating	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		Fuel - Heating
Fuel - Domestic Hotwater	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		Fuel - Domestic Hotwater
Lighting and Misc. Power	7,579	135	9,091	162	20%	9,142	163	1%	3,525	7,050	126	-23%	9,240	165	1%		Lighting and Misc. Power
Water	25,526	456	27,116	484	6%	27,961	499	3%	11,403	22,807	407	-18%	28,000	500	0%		Water
Gas	3,251	58	3,728	67	15%	3,011	54	-19%	1,641	3,283	59	9%	3,360	60	12%		Gas
Garbage and Trash Removal	8,666	155	9,042	161	4%	9,252	165	2%	3,773	7,546	135	-18%	9,240	165	0%		Garbage and Trash Removal
Payroll	33,308	595	32,511	581	-2%	30,103	538	-7%	17,650	35,300	630	17%	30,800	550	2%		Payroll
Other (Specify)	87,495	1,562	72,544	1,295	-17%	75,402	1,346	4%	36,966	73,933	1,320	-2%	72,800	1,300	-3%		Other (Specify)
Total Operating	**165,825**	2,961	**154,032**	2,751	-7%	**154,871**	2,766	1%	**74,959**	**149,918**	2,677	-3%	**153,440**	2,800	-1%		**Total Operating**
Maintenance																	Maintenance
Decorating	2,269	41	4,504	80	99%	0	0	-100%	1,072	2,144	38	0	1,120	20	0		Decorating
Repairs	4,260	76	4,822	86	13%	7,993	143	66%	1,792	3,585	64	-55%	4,760	85	-40%		Repairs
Exterminating	1,173	21	1,519	27	29%	1,217	22	-20%	460	920	16	-24%	1,400	25	15%		Exterminating
Insurance	11,406	204	11,655	208	2%	12,542	224	8%	7,234	14,468	258	15%	12,600	225	0%		Insurance
Ground Expense	44	1	64	1	45%	48	1	-25%	3	6	0	-88%	56	1	17%		Ground Expense
Other (specify)	8,160	146	24,857	444	205%	0	0	-100%	0	0	0	0	7,000	125	0		Other (specify)
Total Maintenance	**27,312**	488	**47,421**	847	74%	**21,800**	389	-54%	**10,561**	**21,122**	377	-3%	**26,936**	481	24%		**Total Maintenance**
Taxes																	Taxes
Real Estate Tax	618	11	641	11	4%	642	11	0%	0	0	0	-100%	840	15	31%		Real Estate Tax
Personal Property Tax	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		Personal Property Tax
Employee Payroll Tax	6,126	109	6,169	110	1%	6,462	115	5%	3,675	7,351	131	14%	6,440	115	0%		Employee Payroll Tax
Employee Benefits	20,862	373	24,704	441	18%	29,358	524	19%	17,781	35,562	635	21%	29,400	525	0%		Employee Benefits
Other	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		Other
Total Taxes	**27,606**	493	**31,514**	563	14%	**36,462**	651	16%	**21,456**	**42,913**	766	18%	**36,680**	655	1%		**Total Taxes**
Operating Exp. before RFR	**339,730**	6,067	**366,206**	6,539	8%	**346,974**	6,196	-5%	**178,254**	**356,509**	6,366	3%	**349,056**	6,233	1%		Operating Exp. before RFR
Reserve For Replacement	16,800	300	16,800	300	0%	16,800	300	0%	0	0	0	-100%	16,800	300	0%		Reserve For Replacement
Operating Exp. Incl. RFR	**356,530**	6,367	**383,006**	6,839	7%	**363,774**	6,496	-5%	**178,254**	**356,509**	6,366	-2%	**365,856**	6,533	1%		**Operating Exp. Incl. RFR**
NOI	**227,342**	4,060	**205,871**	3,676	-9%	**236,804**	4,229	15%	**148,592**	**297,184**	5,307	25%	**194,374**	3,471	-18%		**NOI**

Analysis of Comparables:

Comparable 1 contains 24 units and is smaller than the subject. This comparable contains two-bedroom units. It was built in 1960.

Comparable 2 contains 28 units and is smaller than the subject. This comparable contains one- and two-bedroom units. The property was constructed in 1976 and renovated in 2006.

Comparable 3 contains 32 units and is smaller in size when compared to the subject. This comparable contains one- and two-bedroom units and was built in 1988.

Comparable 4 contains 50 units and is similar in size to the subject. The property contains one- and two-bedroom units. It was constructed in 1971 and renovated in 2006.

Comparable 5 contains 96 units and is larger in size when compared to the subject. The complex contains one- and two-bedroom units and was constructed in the 1980s.

Comparable 6 contains 28 units and is relatively similar in size when compared to the subject. The complex contains one- and two-bedroom units and was constructed in the 1980s.

Comparable 7 contains 44 units and is relatively similar in size when compared to the subject. The comparables contains only two-bedroom units and was constructed in 1942.

Research was conducted with local realtors, management companies and the county assessor’s office. All comparables were given consideration as they are located within the Fullerton area. The comparables indicate a range of 5.34 to 11.91 percent for indicated capitalization rates, with a mean of 7.54 percent. The appraiser selected a weighted capitalization rate of 7.50 percent.

Realty Rates Investor Survey

The Realty Rates Investor Survey was considered in this analysis. The RealtyRates.com Investor Survey Third Quarter 2013 found that investors in apartments indicate overall capitalization rates ranging from 4.32 percent to 14.14 percent, with an average of 8.66 percent. In addition, the RealtyRates.com Market Survey Third Quarter 2013 found that investors in apartments in the Northern California Region indicated an overall capitalization rate of 8.30 percent.

PwC Real Estate Investor Survey

The PwC Real Estate Investor Survey was considered in this analysis. The National Apartment Market survey for the third quarter of 2013 found that investors in apartments indicate overall capitalization rates ranging from 3.50 percent to 10.00 percent, with an average of 5.61 percent.

Band of Investment

Another method of arriving at a capitalization rate is the Band of Investment Method. This method is based on typical mortgage terms currently available and expected investment return. This analysis uses fixed interest rates. Surveys of lenders that make loans on commercial properties are currently quoting interest rates at one percent over prime and amortization of 15 to 30 years. Local lenders quoted 250 to 350 basis points over the current T-bill rate for the same term as the loan. For our calculations, the following components were used in this analysis.